This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Disclaimer:
The financial numbers of Korea Electric Power Corporation (“KEPCO”) and its six-generation subsidiaries (“GENCOs”) as presented below are not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of GENCOs, after adjusting for major inter-company transactions. It must be noted that this information has been prepared by KEPCO for its internal purpose and for the convenience of KEPCO’s investors based upon the information that is available to KEPCO management at the time of preparation. This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial statement may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon, or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO and GENCOs.

Unaudited, preliminary STATEMENTS OF INCOME including six Gencos only for the first nine months of 2005 and 2004

	From Jan. 1, 2005	From Jan. 1, 2004	Year on Year
(Unit: in billions of Korean Won)	Through Sep. 30, 2005	Through Sep. 30, 2004	Change
Operating revenues:	18,969	17,875	6.1%

Sale of electric power	18,587	17,600	5.6%
Other operating revenues	294	193	52.4%
Revenues for other businesses	88	82	7.7%
Operating expenses:	15,022	13,745	9.3%

Fuel	5,850	5,372	8.9%
Power purchased for resale	1,025	1,028	-0.3%
Labor	1,305	1,096	19.0%
Retirement Benefit	140	96	46.6%
Maintenance	1,143	1,156	-1.2%
Depreciation	3,756	3,423	9.8%
Commission	450	416	8.1%
Other operating expenses	1,262	1,077	17.2%
Expenses for other businesses	91	82	11.2%
Operating income	3,948	4,130	-4.4%

Other income:	792	961	-17.5%

FX gain	197	377	-47.6%
Investment income from affiliates	113	164	-31.2%
Other	482	420	14.9%
Other expenses:	802	881	-9.0%

Interest expenses	459	550	-16.5%
FX loss	30	8	266.3%
Investment loss from affiliates	21	—	—
Other	292	324	-9.7%
Income before tax	3,938	4,209	-6.4%

Provision for income tax	1,351	1,512	-10.7%

Net income	2,587	2,698	-4.1%